
07006320

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL
RECEIVED
MAR 30 2007
WASH. D.C.
PROCESSING
209
SECTION

SEC FILE NO.
8-053276

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (mm/dd/yy) AND ENDING 12/31/06 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STINSON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

55 FRANCISCO STREET, SUITE 800
(No and Street)

SAN FRANCISCO (city) — CALIFORNIA (State) — 94110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LONNIE ODOM — (415) 981-3345
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) — Walnut Creek, (City) — California (Sate) — 94596 (Zip Code)

CHECK ONE:

- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **LONNIE ODOM**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **STINSON SECURITIES, LLC** as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public



CECILIA CHAN
COMM. # 1529580
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. NOV. 25, 2008

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stinson Securities, LLC

Annual Audit Report

December 31, 2006

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Stinson Securities, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Stinson Securities, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Stinson Securities, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stinson Securities, LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 20, 2007

Stinson Securities, LLC

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents		$ 18,339
Due from broker		146,381
Furniture and equipment, net of $24,296 accumulated depreciation		9,218
Prepaid expenses and other assets		2,747
Total assets		$ 176,685

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses		$ 22,424
Distributions payable		19,815
Lines of credit		15,462
Total liabilities		57,701
Members' equity		
Members' equity Class A	$ 0	
Member's equity Class B	98,726	
Member's equity Class C	20,258	
Total members' equity		118,984
Total liabilities and members' equity		$ 176,685

See independent auditor's report and accompanying notes.

Stinson Securities, LLC

Statement of Income

For the Year Ended December 31, 2006

Revenues:	
Underwriting and trading	$ 482,640
Interest income	7,996
Total revenue	490,636
Expenses:	
Guaranteed payments	156,968
Compensation	121,916
Travel and entertainment	56,659
Underwriting expense	18,101
Rent	30,125
Professional fees	19,375
Quote fees	22,353
Insurance	12,678
Clearing fees	9,124
Telephone	9,978
Depreciation	7,349
Interest expense	3,279
Other operating expenses	39,989
Total expenses	507,894
Income before taxes	(17,258)
Tax provision	800
Net income (loss)	$ (18,058)

See independent auditor's report and accompanying notes.

Stinson Securities, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2006

	Class A	Class B	Class C	Total
Members' Equity at December 31, 2005	$ 18,381	$ 164,814	$ 0	$ 183,195
Capital contributions	27,000	0	20,000	47,000
Distributions	0	(88,505)	(4,648)	(93,153)
Net income (loss)	(45,381)	22,417	4,906	(18,058)
Members' Equity at December 31, 2006	$ 0	$ 98,726	$ 20,258	$ 118,984

See independent auditor's report and accompanying notes.

Stinson Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (18,058)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	7,349
(Increase) decrease in:	
Due from broker	54,634
Prepaid expenses and other assets	115
Increase (decrease) in:	
Accounts payable & accrued expenses	(3,412)
Net cash provided (used) by operating activities	40,628
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	47,000
Borrowings on lines of credit (net)	120
Distributions	(73,338)
Net cash provided (used) by financing activities	(26,218)
Net increase (decrease) in cash and cash equivalents	$ 14,410
Cash and cash equivalents, beginning of year	3,929
Cash and cash equivalents, end of year	$ 18,339
NONCASH INVESTING AND FINANCING ACTIVITES	
Distributions converted to liability	$ 19,815
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 3,279
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Stinson Securities, LLC

Notes to the Financial Statements

December 31, 2006

(1) Organization

Stinson Securities, LLC (the Company) was organized in the State of California on July 19, 2001 and shall continue until December 31, 2091. The Company is a member of the National Association of Securities Dealers and participates in municipal bond underwriting primarily in California.

(2) Summary of Significant Accounting Policies

Underwriting Fees
The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company (LLC) and is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

Furniture and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Stinson Securities, LLC

Notes to the Financial Statements

December 31, 2006

(3) Lines of Credit

The Company has three revolving lines of credit which require interest to be paid monthly and are summarized as follows:

	Credit line	Balance at December 31, 2006	Interest Rate
Wells Fargo	$ 20,000	$ 15,343	13.50%
Wells Fargo	11,000	8,738	16.75%
American Express	5,000	1,075	15.24%
	$ 36,000	$ 25,156	

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2006, the Company's net capital was $107,019, which exceeded the requirement by $7,019.

(5) Lease Obligations

In August 2006, the Company amended its office lease which expires in 2006 and extended the lease for office space in San Francisco, California for an additional 24 months. The lease expires in 2008. The future minimum lease payments on this lease are as follows:

Year	Amount
2007	31,023
2008	25,853
	$56,876

(6) Distributions to Members

The Company has three classes of members. Class B members have priority over class A and class C members with respect to return of capital and distributions. Class B members are entitled to a distribution of 1% of gross revenues for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A members are entitled to the remaining profit or loss. A member's liability is limited to their respective capital contribution.

Stinson Securities, LLC

Notes to the Financial Statements

December 31, 2006

(7) Defined Contribution Pension Plan

The Company sponsors a Simplified Employee Pension Plan that covers Class A and employees who have completed three years of service and have attained age 21. Contributions to the plan are determined annually for up to 25% of compensation at the Company's discretion. The Company elected to contribute 11% of employee compensation for plan year 2006.

(8) Risk Concentrations

Due to the nature of municipal bond underwriting business, the Company's revenue during the year was primarily the result of a few transactions. Approximately 86% of the revenue was generated from two customers.

SUPPLEMENTAL INFORMATION

Stinson Securities, LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital		
Total members' equity qualified for net capital		$ 118,984
Less: Non-allowable assets		
Deposits	2,747	
Furniture and equipment (net)	9,218	
Total non-allowable assets		11,965
Net capital		$ 107,019
Net minimum capital requirement of 6.67% of aggregate indebtedness of $57,701 or $100,000, whichever is greater		100,000
Excess net capital		$ 7,019

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2006	$ 123,740
Decrease in members' equity	(18,303)
Decrease in non-allowable assets	1,582
Net capital per above computation	$ 107,019

Stinson Securities, LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Stinson Securities, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Stinson Securities, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated March 20, 2007.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 20, 2007

END